RMS

17009767

SEC
Mail Processing
Section

MAY 26 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRAMERCY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 OLD POST ROAD
(No. and Street)

CHARLESTOWN	RI	02813
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODERICK SCRIBNER 401-364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST, CREE, ALESSANDRI & STRAUSS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET	WELLESLEY HILLS	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

alB

OATH OR AFFIRMATION

I, RODERICK SCRIBNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRAMERCY SECURITIES, INC., as of MARCH 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA LYN BLUM
Notary Public, State of Rhode Island
My Commission Expires Oct. 20, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. *
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* EXEMPT

Gramercy Securities, Inc.
Financial Statements and
Supplemental Schedules
March 31, 2017

Gramercy Securities, Inc.

Index

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Stockholder of
Gramercy Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Gramercy Securities, Inc., which comprise the statement of financial condition as of March 31, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Gramercy Securities, Inc. as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
May 15, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Gramercy Securities, Inc.
Statement of Financial Condition
March 31, 2017

Assets

	Allowable	Non - Allowable	Total
Current assets			
Cash and cash equivalents	$ 36,558	$ -	$ 36,558
Accounts receivable	189	150	339
Prepaid expense	-	59	59
Prepaid corporate taxes	-	800	800
Deferred tax asset	-	5,125	5,125
Total current assets	36,747	6,134	42,881
Equipment, furniture and fixtures, net	-	-	-
Total assets	$ 36,747	$ 6,134	$ 42,881

Liabilities and Stockholder's Equity

	Allowable	Non - Allowable	Total
Current liabilities			
Accounts payable	$ 11,907	$ -	$ 11,907
Total current liabilities	11,907	-	11,907
Stockholder's equity			
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	11,400	0	11,400
Additional paid in capital	41,880	6,134	48,014
Retained earnings	(28,440)	0	(28,440)
Total stockholder's equity	24,840	6,134	30,974
Total liabilities and stockholder's equity	$ 36,747	$ 6,134	$ 42,881

Gramercy Securities, Inc.

Statement of Income

Year Ended March 31, 2017

Revenues:	
Commission income	$ 1,093,093
Total revenue	1,093,093
Operating Expenses:	
Agent commissions	976,338
Officer's compensation	56,000
Professional fees	13,399
Licenses, registrations and regulatory fees	5,456
Rent	5,198
Payroll taxes	4,696
Insurance and bond expense	3,293
Communications	2,513
Clearing fees	2,126
Automobile expenses	2,038
Postage and delivery charges	1,681
Travel	1,262
Office expenses	1,188
Dues and subscriptions	576
Bank charges	396
Contributions	200
Taxes	108
Utilities	82
Entertainment and meals	50
Total operating expenses	1,076,600
Net income from operations	16,493
Corporate taxes	4,637
Net income for year	$ 11,856

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended March 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, Aptil 1, 2016	$ 11,400	$ 48,014	$ (40,296)	$ 19,118
Income for year ended March 31, 2017	-	-	11,856	11,856
Balance, March 31, 2017	$ 11,400	$ 48,014	$ (28,440)	$ 30,974

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Statement of Cash Flows
Year Ended March 31, 2017

Cash flows from operating activities:		
Net income for year	$	11,856
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		528
Prepaid expenses		53
Deferred tax asset		3,475
Accounts payable		(2,018)
Net cash provided by operating activities		13,894
Net increase in cash and cash equivalents		13,894
Cash and cash equivalents, beginning of the year		22,664
Cash and cash equivalents, end of the year	$	36,558
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	4,637
Interest	$	-

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Gramercy Securities, Inc.
Notes to Financial Statements
March 31, 2017

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities. It is presently located in Charlestown, Rhode Island and has a branch office in Dana Point, California. In total there are six registered representatives. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of Gramercy Securities, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms no later than noon of the next business day following receipt and do not enter the accounts of the Company.

Amounts Receivable

Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at March 31, 2017. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at March 31, 2017. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions is recorded on a trade date basis, or when earned.

Depreciation

Depreciation of property and equipment was computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation was computed using accelerated methods.

2. **Summary of Significant Accounting Policies (continued)**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Income Taxes

The Company has adopted U.S. GAAP relating to the accounting for income taxes. U.S. GAAP adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. The deferred tax asset results from net operating losses that are available to offset future taxable income. In estimating future tax consequences, U.S. GAAP generally considers all expected future events other than enactments or changes in laws or rates.

3. **Property and Equipment**

The following major classes are stated at cost at March 31, 2017:

Furniture and fixtures	$1,796
Office equipment	1,784
	3,580
Less accumulated depreciation	3,580
	$ -0-

4. **Corporate Taxes**

The Company was not liable for any *federal* income taxes due to the use of the net operating loss carryforward, however, a provision for federal and state taxes have been provided for in the statement of income in accordance with U.S. GAAP and a reduction for this amount of taxes was recorded as a reduction in deferred tax assets. . For state purposes, the Company was liable for minimum state filing fees totaling $1,250.

At March 31, 2017 the deferred tax asset consisted of the tax effects of the temporary difference of net operating loss carryforwards.

4. Corporate Taxes (continued)

The components of the deferred tax asset included the following at March 31, 2017:

Deferred:	
Federal	$3,100
State	2,025
	$5,125

The Company has the following net operating loss carryforwards available in future years to offset taxable income:

Year Ended	Amount	Expiration Date
March 31, 2014	56,637	March 31, 2034
March 31, 2016	6,247	March 31, 2036
	$62,884	

In addition, there is $200 of contributions carryforward from year end 2017 and $100 from 2015 for a total contributions carryforward of $300.

5. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1(a)(2)(vi)), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2017, the Company had a net capital of $24,840, which was $19,840 in excess of its required minimum net capital. At March 31, 2017, the Company's percentage of aggregate indebtedness to net capital was 47.93%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(2)(i).

6. Commitment, Contingency and Concentration of Credit Risk

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. **Income Taxes**

Income tax returns for fiscal year 2014 and prior are no longer subject to examination by major tax jurisdictions.

8. **Subsequent Events**

The Company has evaluated subsequent events through May 15, 2017, which is the date the financial statements were available to be issued.

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: the Stockholder of
Gramercy Securities, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Gramercy Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Gramercy Securities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") from April 1, 2016 through July 7, 2016 and claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) from July 8, 2016 to March 31, 2017, no longer having a clearing firm and (2) Gramercy Securities, Inc. stated that Gramercy Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gramercy Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gramercy Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
May 15, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Gramercy Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

March 31, 2017

Net Capital:	
Stockholder's equity qualified for net capital	$ 30,974
Deduction for non-allowable assets:	
Accounts receivable	150
Prepaid expenses	859
Deferred tax asset	5,125
	6,134
Net capital before haircuts	24,840
Less: haircuts	-
Net capital	24,840
Minimum capital requirement	5,000
Excess net capital	$ 19,840
Aggregate indebtness:	
Liabilities	$ 11,907
Ratio of aggregate indebtness to net capital	48%

****

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN Part IIA of Form X-17a5(a) as of March 31, 2017):

Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 26,148
Items not included in computation:	
Federal and state tax accrual	(1,250)
CRD account reclassified to prepaid expense	(59)
Rounding	1
Net capital per audit report	$ 24,840

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financail statements.

Gramercy Securities, Inc.

3949 Old Post RD
P.O. Box 1059
Charlestown, RI 02813
Member: FINRA/SIPC
P 401-364-7700 F 401-364-2228

May 10, 2017

Gramercy Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240. 17a-5(d) (1) and (4), (Reports to be made by certain brokers and dealers).

This Exemption Report was prepared as required by 17 C.F.R.S240. 17a-5(d) (1) and (4).

To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R.S240. 15c3-3(k)(2)(i) (the "exemption provision"), and
(2) The Company from April 1, 2016 to July 7, 2016 met the exemption provision of 15c3-3(k)(2)(ii) and from July 8, 2016 to March 31, 2017 met the exemption provision of 15c3-3(k)(2)(i) no longer having a clearing firm.

Gramercy Securities, Inc.

[signature]

By: Roderick Scribner, President

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Gramercy Securities, Inc.
Charlestown, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protections Corporation (SIPC) for the year ended March 31, 2017 which were agreed to by Gramercy Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Gramercy Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gramercy Securities, Inc.'s management is responsible for the Gramercy Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2017 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
May 15, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 3/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

24767 FINRA MAR
GRAMERCY SECURITIES INC
P O BOX 1059
3949 OLD POST RD STE 200
CHARLESTOWN RI 02813-2599

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)	$ 2727
B. Less payment made with SIPC-6 filed (exclude interest) 10/28/16 Date Paid	(1764)
C. Less prior overpayment applied	(0)
D. Assessment balance due or (overpayment)	963
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$ 963

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 963

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gramercy Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 10 day of May, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 4/1/2016 and ending 3/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,073,094
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2126
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	2126
2d. SIPC Net Operating Revenues	$ 1,090,968
2e. General Assessment @ .0025	$ 2727
	(to page 1, line 2.A.)